


06003668

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2006
WASH. D.C. 153

SEC FILE NUMBER
8-45275

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___January 1, 2005___AND ENDING_December 31, 2005_
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Summit Secrities

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

111 Pacifica, Suite 250

(No. and Street)

Irvine   California   92618

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
~~James Watts~~   ~~949-727-2427~~
                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA

(Name – *if individual, state last, first, middle name*)

3832 Shannon Rd., Los Angeles, CA 90027

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 2 1 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

BB 4/20

OATH OR AFFIRMATION

I, _James Watts_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _Pacific Summit Securities_ , as of _December 31_ , 20_05_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____

_____
Signature

President ~ CEO
Title

_____
Notary Public

JOANNE C. JOHNSTON
Commission # 1493740
Notary Public - California
Orange County
My Comm. Expires Jul 2, 2008

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition ~~with respect to methods of~~ ~~consolidation.~~
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2005

PACIFIC SUMMIT SECURITIES

111 Pacifica, Suite 250
Irvine, CA 926183

CONTENTS



ELIZABETH CERTIFIED
PUBLIC
TRACTENBERG ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Pacific Summit Securities
Irvine, California

I have audited the accompanying statement of financial condition of Pacific Summit
Securities (the Company) as of December 31, 2005 and related statements of operations,
cash flows, and changes in stockholder's equity for the year then ended. These financial
statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
and include the supplemental schedule of the net capital computation required by rule
15c3-1. These financial statements are the responsibility of the Company's management.
My responsibility is to express an opinion on these financial statements based on my
audit.

I conducted my audit in accordance with auditing standards generally accepted in the
United States. Those standards require that I plan and perform the audit to obtain
reasonable assurance about whether the financial statements are free of material
misstatement. An audit includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements. An audit also includes assessing the
accounting principles used and significant estimates made by management, as well as
evaluating the overall financial statement presentation. I believe that my audit provides a
reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material
respects, the financial condition of the Company as of December 31, 2005 and the results
of its operations, cash flows and stockholder's equity for the year then ended in
conformity with accounting principles generally accepted in the United States.

My audit was conducted for the purpose of forming an opinion on the basic financial
statements taken as a whole. The information contained in the Supplementary
Information on pages 9 to 10 is presented for purposes of additional analysis and is not a
required part of the basic financial statements but includes supplementary information
required by Rule 17a-5 of the Securities and Exchange Commission. Such information
has been subjected to the auditing procedures applied in the audit of the basic financial
statements and, in my opinion, is fairly stated in all material respects in relation to the
basic financial statements taken as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545   FAX (323) 669-0575   CELL PHONE (310) 435-0746   EMAIL TRACTENBERG@SBCGLOBAL.NET

PACIFIC SUMMIT SECURITIES
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash - checking	$	35,654
Prepaid expenses and deposits		2,473
TOTAL ASSETS	$	38,127

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Accrued expenses	$	811
Accrued pension plan expense		28,835
TOTAL LIABILITIES		29,646

STOCKHOLDER'S EQUITY

Common stock ($0 par value, 1,000 shares authorized, 200 shares issued and outstanding)	$	10,000	
Paid-in capital		18,100	
Retained earnings (deficit)		(19,619)	8,481
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$	38,127

PACIFIC SUMMIT SECURITIES
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

REVENUES

Advisory fees	$	22,650
Finance fees		389,809
Other income		604
TOTAL REVENUES		413,062

DIRECT COSTS

Commissions		83,000
Finders' fees		25,000
TOTAL DIRECT COSTS		108,000
GROSS PROFITS		305,062
OPERATING EXPENSES - see page 8		255,239
INCOME BEFORE TAX		49,823
PROVISION FOR STATE TAXES		823
NET INCOME	$	49,000

PACIFIC SUMMIT SECURITIES
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock Shares	Common Stock	Contributed Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2004	200	$ 10,000	$ 18,100	$ (19,519)	$ 8,581
Stockholder's contribution			60,000		60,000
Stockholder's distribution			(60,000)	(49,100)	(109,100)
Net Income				49,000	49,000
Balance, December 31, 2005	200	$ 10,000	$ 18,100	$ (19,619)	$ 8,481

See Accompanying Notes to Financial Statements

4

PACIFIC SUMMIT SECURITIES
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows from Operating Activities:

Net income	$	49,000

Changes in operating assets and liabilities:

Accounts receivable	2,357
Prepaid expenses and deposits	(2,273)
Accrued expenses	(2,270)
Accrued pension plan expense	1,566

Net cash provided from operating activities	48,380

Cash Flows from Investing Activities:	0

Cash Flows from Financing Activities:

Capital contribution	60,000
Distribution of capital	(109,100)
Cash Flows from Financing Activities	(49,100)

Net increase in cash	(720)

Cash at beginning of year	36,374

Cash at end of year	$	35,654

SUPPLEMENTAL INFORMATION

Interest paid	$	0
Income taxes paid	$	6,287

See Accompanying Notes to Financial Statements

NOTE 1 - NATURE OF BUSINESS

Pacific Summit Securities, formally South Coast Financial Securities, Inc. (the "Company") was incorporated in the State of California on October 28, 1992 and is registered with the Securities and Exchange Commission as a broker-dealer in securities. On February 8, 1993, the Company became registered as a broker-dealer with the National Association of Securities Dealers, Inc. The Company was primarily engaged in general securities trading of domestic and international equities. Subsequent to the change in ownership in 1999, the Company specializes in private financing and collects transaction fees for their services. In addition, the Company engages in merger and acquisition (M&A) advisory business on a commission basis and also conducts fee based advisory services such as the preparation of valuations and fairness opinions. The Company has one location in Southern California. The Company's customers are located in the United States. All financial transactions are conducted with Accredited Investors and funds are collected and disbursed in escrow accounts maintained by reputed banking institutions, or, in the alternative, funds are wired directly from institutional investors to the account(s) of the issuers.

The Company does not hold customers' funds or securities. As a result, the Company is exempt from certain provisions and requirements under Rule 15c3-3, pursuant to SEC Rule 17a-5(d)(3) of the Securities Exchange Commission.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition – Investment banking fees are contingent on, and are recognized upon, the successful completion of a project. Investment banking fees are generated from services related to a limited number of transactions. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. During 2005, revenues were generated from two customers.

Property, Equipment and Depreciation - Property and equipment are carried at cost. Depreciation is calculated on the straight-line method over estimated economic lives which are generally five years.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes - The Company elected to be taxed as an S Corporation for Federal and California state income tax purposes. As an S Corporation, Federal and California state taxable income or loss of the Company is allocated to each stockholder in proportion to the stockholder's ownership interest. The appropriate income tax for the allocated share of income is determined by the stockholder's tax status. Additionally, S Corporations are subject to California franchise tax of 1.5% of taxable income.

Investments - Investments in securities are valued at cost.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital ($5,000), as defined, under such provisions. See page 9 for the computation of net capital.

NOTE 4 - INCOME TAXES

The Company elected to be taxed as an "S" Corporation whereby the Company's income or loss passes directly to the stockholders. There is a 1.5% state tax with an $800 minimum. .

NOTE 5 - PENSION PLAN

The Company maintains a retirement plan covering substantially all of its employees. Retirement benefits are provided through the Paychex Retirement Benefit Plan. Retirement costs amounted to $28,835 in fiscal 2005.

The Profit Sharing and Savings Plan is qualified under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to contribute up to 100% of their compensation. The Company also makes contributions to the plan annually based on profits each year for the benefit of all eligible employees up to a maximum of 25% of employee compensation

NOTE 6 – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to possession and control requirements under the (k)(2)(ii) exemptive provision. The Company does not hold funds, securities or carry accounts for customers. In the opinion of management, The Company has complied the exemptive provisions throughout the year ended December 31, 2005.

OPERATING EXPENSES

Consulting fees	$	34,035
Dues and subscriptions		2,774
Internet		2,157
Marketing and business development		5,954
NASD fees and assessments		1,917
Payroll taxes		8,484
Pension plan expense		28,835
Prior year franchise taxes		4,857
Professional fees		4,740
Rent and utilities		22,053
Salaries and wages		115,835
Travel expense		9,916
Telephone		4,984
All other		8,698
TOTAL OPERATING EXPENSES	$	255,239



ELIZABETH CERTIFIED
PUBLIC
TRACTENBERG ACCOUNTANT

Independent Auditor's Report on Supplemental Information

Pacific Summit Securities
Irvine, California

My report on my audit of the basic financial statements of Pacific Summit Securities for
December 31, 2005 was conducted for the purpose of forming an opinion on the basic
financial statements taken as a whole. The schedules of operating expenses on Page 9 are
presented for the purposes of additional analysis and are not a required part of the basic
financial statements. Such information has not been subjected to the auditing procedures
applied in the audit of the basic financial statements and, accordingly, I express no
opinion on them.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2006

10680 WEST PICO BOULEVARD, SUITE 260, LOS ANGELES, CA 90064
3832 SHANNON ROAD, LOS ANGELES, CA 90027-1442
PHONE (323) 669-0545   FAX (323) 669-0575   CELL PHONE (310) 435-0746   EMAIL TRACTENBERG@SBCGLOBAL.NET

PACIFIC SUMMIT SECURITIES
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT
TO RULE 15c3-1
DECEMBER 31, 2005

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition	$	8,481
Non allowable assets:		
Prepaid expenses and deposits		(2,473)
NET CAPITAL	$	6,008

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net aggregate indebtedness -		
6-2/3% of net aggregate indebtedness	$	1,976
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
EXCESS CAPITAL	$	1,008
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	3,043

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities net of deferred income taxes payable and deferred income	$	29,646
Percentage of aggregate indebtedness to net capital		493%

The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

NET CAPITAL PER COMPANY'S COMPUTATION	$	6,819
VARIANCE -		
Accrued expenses		(811)
NET CAPITAL PER AUDITED REPORT	$	6,008

See Accompanying Notes to Financial Statements

10



Independent Auditor's Report
on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Pacific Summit Securities
Irvine, California

In planning and performing my audit of the financial statements of Pacific Summit Securities (hereafter referred to as the "Company") for the year ended December 31, 2005, I have considered its internal control structure, including procedures for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practice and procedures (including tests of compliance with such practices and procedures) followed by the Company that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (aggregate debts) and net capital under Rule 17a-5(a)(11) and for determining compliance with the exemptive provisions of Rule 15c-3. I did not review the practice and procedures followed by the Company: (1) in making the quarterly securities examinations, counts, verifications, and comparisons, and recordation of differences required by Rule 17a-13; (2) in complying with the Governors of Federal Reserve System; or (3) in obtaining and managing physical possession or control of all fully paid and excess margin securities of customers, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structures and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide responsibility and safeguard against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles.

11

Board of Directors
Pacific Summit Securities
Irvine, California

Rule 171-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be a material weakness under the standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relationship to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the accounting system and control procedures that I considered to be material weaknesses as defined above. In addition, the Company, was in compliance with the exemptive provisions of Rule 15c3-3 as of December 31, 2005 and no facts came to my attention indicating that such conditions had not been complied with during the year then ended.

I understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate on December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Regulation 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purposes.

Elizabeth Tractenberg, CPA
Los Angeles, California
February 16, 2006